SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 22, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q18 Earnings Release

Banco Macro Announces Results for the Second Quarter of 2018

Buenos Aires, Argentina, August 22, 2018 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2018 (“2Q18”). All figures are in Argentine pesos (Ps.)

As from FY2018 Banco Macro results are reported in accordance with Communication “A” 6114 of the Central Bank of Argentina (Convergence of accounting standards to IFRS -International Financial Reporting Standards-). Figures for FY2017 have been restated in accordance with IFRS and some items have been reclassified in order to make comparisons between periods possible.

Summary

• The Bank’s net income totaled Ps.3.1 billion in 2Q18. This result was 40% higher than the Ps.2.2 billion posted a year ago. In 2Q18, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 27.2 % and 5.7%, respectively.

• In 2Q18, Banco Macro’s financing to the private sector grew 6% or Ps.8.9 billion quarter over quarter (“QoQ”) totaling Ps.151.3 billion and increased 44% or Ps.46.3 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Documents and Others stand out, which grew 7% and 9% QoQ, respectively. Meanwhile within consumer loans, mortgage loans, personal loans and credit cards rose 16%, 7% and 7% QoQ, respectively.

• In 2Q18, the accumulated efficiency ratio reached 42.4%, better than the 45% posted in 2Q17.

• In 2Q18, Banco Macro’s total deposits grew 20% QoQ, totaling Ps.179.5 billion and representing 81% of the Bank’s total liabilities. Private sector deposits grew 18% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.41.5 billion 27.6% regulatory capital ratio – Basel III and 21.5% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 52.3% of its total deposits in 2Q18.

• In 2Q18, the Bank’s non-performing to total financing ratio was 1.38% and the coverage ratio reached 149.3%. Banco Macro continued showing outstanding asset quality metrics, with one of the lowest non-performing to total financing ratio in the industry.

2Q18 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Thursday, August 23, 2018		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Chief Financial Officer

To participate, please dial:	Webcast Replay: click here	Nicolás A. Torres
Argentina Toll Free:		Investor Relations
(0800) 444 2930	Available from 08/23/2018 through
Participants Dial In (Toll Free):	09/06/2018
+1 (844) 839 2185		Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com.ar
+1 (412) 317 2506

Conference ID: Banco Macro		Visit our website at: www.ri-macro.com.ar
Webcast: click here

With the presence of: Jorge Pablo Brito (Vice Chairman), Gustavo Manriquez (CEO) and Jorge Scarinci (CFO).

2Q18 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

2Q18 Earnings Release

Results

Earnings per outstanding share were Ps.4.65 in 2Q18, 24% higher than 2Q17.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Net income -Parent Company- (M $)	2,223.5	2,735.3	3,101.3	3,542.1	3,115.7	-12%	40%
Average # of shares outstanding (M)	594.3	668.2	669.7	669.7	669.7	0%	13%
Book value per avg. Outstanding share ($)	65.8	65.1	69.8	75.1	75.2	0%	14%
Shares Outstanding (M)	658.6	669.7	669.7	669.7	669.7	0%	2%
Earnings per avg. outstanding share ($)	3.74	4.09	4.63	5.29	4.65	-12%	24%

Book value per avg. issued ADS (USD)	39.64	37.59	37.18	37.28	26.06	-30%	-34%
Earnings per avg. outstanding ADS (USD)	2.25	2.36	2.47	2.64	1.61	-39%	-29%

Banco Macro’s 2Q18 net income of Ps.3.1 billion was 12% or Ps.428 million lower than the previous quarter and 40% or Ps.894 billion higher YoY. This result represented an accumulated ROAE and ROAA of 27.2 % and 5.7% respectively.

Net operating income (before G&A and personnel expenses) was Ps.10.7 billion in 2Q18, increasing 33% or Ps.2.7 billion YoY.

Operating income (after G&A and personnel expenses) was Ps.4.3 billion in 2Q18, 25% or Ps.856 million higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of 5.4x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Net Interest Income	5,469.9	6,085.8	7,405.4	7,941.1	9,092.8	15%	66%
Net fee income	1,494.3	1,579.4	1,412.0	1,650.6	1,906.6	16%	28%
Subtotal (Net Interest Income + Net Fee Income)	6,964.2	7,665.2	8,817.4	9,591.7	10,999.4	15%	58%
Net Income from financial instruments at fair value through P&L	124.6	211.1	199.1	249.2	-46.3	-119%	-137%
Income from assets at amortized cost	32.0	18.4	-26.1	-2.9	-	-100%	-100%
Differences in quoted prices of gold and foreign currency	365.2	578.0	255.0	150.6	-1,012.3	-772%	-377%
Other operating income	1,068.2	1,007.2	1,144.7	1,304.0	1,375.7	5%	29%
Provision for loan losses	466.6	343.1	421.8	566.8	571.3	1%	22%
Net Operating Income	8,087.6	9,136.8	9,968.3	10,725.8	10,745.2	0%	33%
Employee benefits	1,861.1	1,928.3	2,185.4	2,017.7	2,443.1	21%	31%
Administrative expenses	1,100.5	1,186.6	1,394.2	1,402.0	1,549.5	11%	41%
Depreciation and impairment of assets	131.7	145.0	179.5	162.9	172.6	6%	31%
Other operating expenses	1,587.8	1,647.6	2,064.0	2,029.2	2,317.6	14%	46%
Operating Income	3,406.5	4,229.3	4,145.2	5,114.0	4,262.4	-17%	25%
Result from associates & joint ventures	29.7	45.9	108.3	75.4	145.1	92%	389%
Result before taxes from continuing operations	3,436.2	4,275.2	4,253.5	5,189.4	4,407.5	-15%	28%
Income tax	1,192.9	1,519.7	1,123.2	1,624.9	1,270.7	-22%	7%
Net income from continuing operations	2,243.3	2,755.5	3,130.3	3,564.5	3,136.8	-12%	40%

Net Income of the period	2,243.3	2,755.5	3,130.3	3,564.5	3,136.8	-12%	40%
Net income of the period attributable to parent company	2,223.6	2,735.1	3,101.3	3,542.1	3,115.7	-12%	40%
Net income of the period atributable to minority interest	19.7	20.4	29.0	22.4	21.1	-6%	7%

3

2Q18 Earnings Release

The Bank’s 2Q18 net interest income totaled Ps.9.1 billion, 15% or Ps.1.2 billion higher than in 1Q18 and 66% or Ps.3.5 higher YoY.

In 2Q18 interest income totaled Ps.13.6 billion, 20% or Ps.2.3 billion higher than in 1Q18 and 74% or Ps.5.8 billion higher than in 2Q17.

Income from interest on loans and other financing totaled Ps.10.4 billion, 13% or Ps.1.2 billion higher compared with the previous quarter and 59% or Ps.3.9 billion higher than a year ago.

In 2Q18 income from government and private securities increased 49% or Ps.1.1 billion QoQ and 162% or Ps.2.0 billion compared with the same period of last year. 98% of this result is explained by income from government and private securities through other comprehensive income (LEBAC’s) and the remaining 2% is explained by income of government and private securities at amortized cost.

In 2Q18 Differences in quoted prices of gold and foreign currency decreased Ps.1.2 billion, totaling a Ps.1 billion loss, due to the 43% argentine peso depreciation against the US dollar and the Bank’s short dollar position.

INTEREST INCOME	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Interest on Cash and due from Banks	0.8	6.1	6.7	3.0	2.0	-33%	150%
Interest from government securities	1,167.8	1,606.4	2,005.6	2,087.0	3,144.1	51%	169%
Interest from private securities	50.7	52.3	-0.2	52.2	50.2	-4%	-1%
Interest on loans and other financing
To the financial sector	98.9	125.5	177.7	166.9	204.5	23%	107%
To the public non financial sector	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on overdrafts	622.3	680.0	753.8	780.6	961.7	23%	55%
Interest on mortgages loans	194.8	208.8	228.5	578.6	785.0	36%	303%
Interest on pledged loans	116.7	133.5	141.8	148.8	142.6	-4%	22%
Interest on personal loans	3,394.8	3,774.3	4,197.5	4,574.9	5,021.2	10%	48%
Interest on credit cards loans	1,085.8	1,064.3	1,212.3	1,356.2	1,545.2	14%	42%
Interest on financial leases	24.5	29.3	31.4	33.9	33.8	0%	38%
Interest on other loans	977.4	1,172.3	1,586.6	1,519.5	1,680.7	11%	72%
Interest on Repos
From the BCRA	79.6	15.1	71.4	15.6	7.1	-54%	-91%
Other financial institutions	6.0	1.6	28.1	19.5	38.7	98%	545%
Total Interest income	7,820.3	8,869.5	10,441.2	11,336.8	13,616.8	20%	74%

Income from Interest on loans	6,515.3	7,188.0	8,329.6	9,159.5	10,374.7	13%	59%

The Bank’s 2Q18 interest expense totaled Ps.4.5 billion, increasing 33% (Ps.1.1 billion) compared to the previous quarter and 92% (Ps.2.2 billion) compared to 2Q17.

In 2Q18, interest on deposits represented 86% of the Bank’s total interest expense, increasing 29% or Ps.869 million QoQ. This increase was mainly driven by a 3p.p increase in the average interest rate on time deposits and a 7% increase in the average volume of time deposits. On a yearly basis, interest on deposits increased 81% or Ps.1.7 billion.

Expenses related to interest on corporate bonds increased 110% or Ps.222 million, due to the accrual of interest of Series “C” Notes (issued in April 2018), interest expenses related to subordinated bonds in dollars increased 25% or Ps.35 million due to the argentine peso depreciation.

4

2Q18 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Deposits
Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	26.1	30.7	37.1	53.6	64.2	20%	146%
Interest on time deposits	2,114.6	2,352.0	2,618.8	2,955.9	3,813.8	29%	80%
Interest on other financing from BCRA and financial inst.	7.4	17.2	14.5	13.4	21.6	61%	192%
Repos
Other financial institutions	11.0	51.8	30.8	31.0	24.3	-22%	121%
Interest on corporate bonds	90.2	202.7	203.3	200.8	422.2	110%	368%
Interest on subordinated bonds	99.2	122.3	126.8	139.1	174.4	25%	76%
Interest on other financial liabilities	1.9	6.9	4.6	1.9	3.5	84%	84%
Total financial expense	2,350.4	2,783.6	3,035.9	3,395.7	4,524.0	33%	92%

Expenses from interest on deposits	2,140.7	2,382.7	2,655.9	3,009.5	3,878.0	29%	81%

As of 2Q18, the Bank’s accumulated net interest margin was 15.2%, higher than the 15.1% posted in 1Q18 and the 14.4% posted in 2Q17.

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLON $	2Q17		3Q17		4Q17		1Q18		2Q18
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT
Interest-earning assets
Cash and Deposits in Banks	30,395.0	0.0%	37,902.5	0.1%	43,217.9	0.1%	32,708.3	0.0%	35,266.5	0%
Goverment & Securities at fair value trhough P&L	1,459.9	6.7%	541.8	17.9%	4,041.2	18.7%	1,059.6	64.4%	949.5	-2.0%
Loans & Other Financing
Public Sector	792.6	16.5%	1,685.6	27.3%	1,561.5	36.8%	1,881.5	30.2%	1,937.2	32.2%
Financial Sector	1,709.3	23.2%	2,771.0	20.4%	2,371.3	29.7%	3,228.7	11.8%	3,624.4	21.5%
Private Sector	93,425.8	27.4%	112,057.0	24.5%	125,248.9	25.3%	133,915.6	26.9%	145,808.9	27.7%
Other debt securities	18,943.9	27.4%	33,521.2	21.2%	66,911.3	12.0%	34,532.5	25.5%	40,264.8	31.3%
Other interest-earning assets	8,979.0	4.4%	4,807.3	3.0%	6,366.2	7.2%	8,756.8	2.9%	9,260.2	1.7%
Total interest-earning assets	155,705.5	20.5%	193,286.4	18.5%	249,718.3	16.9%	216,083.0	21.6%	237,111.5	23.0%

Non interest-earning assets	8,993.6		8,737.9		11,147.9		10,718.4		10,792.3
Total Average Assets	164,699.1		202,024.3		260,866.2		226,801.4		247,903.8

Interest-bearing liabilities
Deposits
Public Sector	11,541.3	7.3%	15,132.1	5.1%	10,256.4	7.0%	13,865.7	7.1%	14,499.7	8.4%
Financial Sector	56.0	0.0%	69.5	0.0%	77.5	0.0%	97.2	0.0%	111.2	0.0%
Private Sector	103,690.9	7.5%	117,021.9	7.6%	121,986.5	8.2%	130,993.4	8.8%	143,472.9	10.2%
BCRA and other financial institutions	304.1	6.3%	2,047.8	2.3%	1,630.3	1.8%	736.5	6.9%	1,058.0	7.6%
Corporate bonds	1,687.7	21.4%	4,808.4	16.7%	4,669.1	17.3%	4,809.4	16.9%	7,746.3	21.9%
Subordinated bonds	6,304.9	6.5%	6,976.4	7.6%	7,180.9	7.6%	7,986.8	7.1%	9,474.3	7.5%
Other interest-bearing liabilities	268.5	26.1%	292.4	62.6%	1,015.7	18.7%	601.1	20.9%	347.6	35.0%
Total interest-bearing liabilities	123,853.4	7.6%	146,348.5	7.7%	146,816.4	8.4%	159,090.1	8.8%	176,710.0	10.4%

Total non interest-bearing liab. & equity	40,845.7		55,675.8		114,049.8		67,711.3		71,193.8

Total Average Liabilities & Equity	164,699.1		202,024.3		260,866.2		226,801.4		247,903.8

Assets Performance		7,942.7		9,029.0		10,632.9		11,522.3		13,593.1
Liabilities Performance		2,354.9		2,832.3		3,112.3		3,459.7		4,598.9
Net Interest Income		5,587.8		6,196.7		7,520.6		8,062.6		8,994.2
Total interest-earning assets		155,705.5		193,286.4		249,718.3		216,083.0		237,111.5
Net Interest Margin (NIM)		14.4%		12.7%		11.9%		15.1%		15.2%

In 2Q18, Banco Macro’s net fee income totaled Ps.1.9 billion, 16% or Ps.256 million higher than 1Q18, and 28% or Ps.412 million higher than 2Q17.

In the quarter, fee income totaled Ps.2.1 billion, 15% or Ps.281 million higher than in 1Q18. Fees charged on deposit accounts stand out, with a 17% (Ps.188 million) increase, also collection services fees increased 21% or Ps.59 million QoQ. On a yearly basis, fee income increased 28% or Ps.457 million.

In the quarter, total fee expenses increased 13% or Ps.25 million. On a yearly basis, fee expenses increased 27% or Ps.44 million.

5

2Q18 Earnings Release

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Fee charged on deposit accounts	968.5	1,027.2	853.0	1,082.0	1,270.4	17%	31%
Debit and credit card fees	61.9	69.4	71.2	81.0	85.2	5%	38%
Fees on collection services	256.6	266.8	275.0	279.8	338.7	21%	32%
Insurance fees	149.5	156.1	164.2	177.6	175.8	-1%	18%
Fees on private securities	97.0	101.1	100.4	99.4	107.6	8%	11%
Credit related fees	1.1	0.8	0.8	0.4	0.1	-75%	-91%
Fees related to transferable securities	16.6	16.0	20.6	21.8	25.5	17%	54%
Other fees related to foreign trade	37.1	44.3	39.7	41.4	50.8	23%	37%
Other	71.4	73.7	74.0	52.1	62.1	19%	-13%
Total fee income	1,659.7	1,755.4	1,598.9	1,835.5	2,116.2	15%	28%

Total fee expense	165.4	178.7	184.2	184.9	209.6	13%	27%

Net fee income	1,494.3	1,576.7	1,414.7	1,650.6	1,906.6	16%	28%

In the quarter Other Operating Income increased 5% or Ps.72 million, with fees charged on debit and credit cards and Other fees standing out with 9% and 51% increases respectively. On a yearly basis Other Operating Income increased 29% or Ps.308 million.

OTHER OPERATING INCOME	MACRO consolidated					Variation
IN MILLION $	2T 17	3T 17	4T 17	1T 18	2T 18	QoQ	YoY

Credit and debit cards	627.2	692.0	762.3	735.5	803.8	9%	28%
Lease of safe deposit boxes	42.7	44.5	49.0	49.5	50.5	2%	18%
Other service related fees	166.9	181.5	218.2	227.9	241.1	6%	44%
Sale of real estate and other non-financial assets	10.3	2.9	6.7	109.9	27.2	-75%	164%
Other adjustments and interest from other receivables	15.8	23.5	16.2	39.9	40.2	1%	154%
Initial recognition of loans	0.0	-41.0	-35.0	22.8	33.7	48%	0%
Sale of property, plant and equipment	0.8	0.1	2.6	0.7	0.8	14%	0%
Others	204.5	103.9	124.5	117.8	178.4	51%	-13%
Other Operating Income	1,068.2	1,007.4	1,144.5	1,304.0	1,375.7	5%	29%

In 2Q18 Banco Macro’s administrative expenses plus employee benefits totaled Ps.4 billion, 17% or Ps.573 million higher than the previous quarter. On a yearly basis administrative expenses plus employee benefits increased 35% or Ps.1 billion, due to higher expenses related to employee benefits (salary increases), maintenance, conservation and repair expenses and others.

Employee benefits increased 21% or Ps.425 million QoQ, mainly as a result of IFRS adoption related to vacations and social security contributions and the salary increase agreed with the Union. Employee benefits increased 31% or Ps.582 million YoY.

As of June 2018, the accumulated efficiency ratio reached 42.4%, lower than the 44.9% posted in 2Q17. In 2Q18 expenses (employee benefits + G&A expenses + depreciation and impairment of assets + other operating expenses) increased 31%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income) increased 39%.

6

2Q18 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Employee benefits	1,861.1	1,928.3	2,185.4	2,017.7	2,443.1	21%	31%
Administrative Expenses	1,100.5	1,186.6	1,394.2	1,402.0	1,549.5	11%	41%
Taxes	177.5	179.9	206.4	226.2	223.6	-1%	26%
Maintenance, conservation fees	132.4	150.6	193.0	166.3	207.8	25%	57%
Directors & statutory auditors´fees	98.6	121.5	138.2	162.5	147.4	-9%	49%
Security services	122.2	135.8	157.6	147.3	167.5	14%	37%
Electricity & Communications	83.9	90.6	93.2	115.4	121.9	6%	45%
Other professional fees	84.4	92.2	104.6	105.1	124.4	18%	47%
Rental agreemets	53.7	58.3	61.8	64.2	73.7	15%	37%
Advertising & publicity	38.3	56.0	95.1	32.3	55.3	71%	44%
Personnel allowances	20.1	23.1	22.6	22.8	30.5	34%	52%
Stationary & Office Supplies	10.6	10.7	11.6	12.9	13.2	2%	25%
Insurance	12.6	10.7	10.7	10.7	13.3	24%	6%
Hired administrative services	2.6	4.8	4.7	3.5	4.5	29%	73%
Other	263.6	252.4	294.7	332.8	366.4	10%	39%
Total Administrative Expenses	2,961.6	3,114.9	3,579.6	3,419.7	3,992.6	17%	35%

Total Employees	8,702	8,721	8,774	8,915	8,949
Branches	449	448	445	454	455
Efficiency ratio	45.0%	42.1%	46.2%	39.8%	44.9%

Accumulated efficiency ratio	44.9%	43.9%	44.6%	39.8%	42.4%

Efficiency Ratio: (Employee Benefits + G&A Expenses + Depreciation & Impairment of assets + Other operating expenses (exc.Turnover Tax & Sedesa) / (Net Interest Income + Net Fee Income + Other operating income + Differences in quoted prices of gold and foreign currency)

In 2Q18, Other Operating Expenses totaled Ps.2.3 billion, with Turnover Tax and Other expenses standing out with 13% (Ps.153 million) and 17% (Ps.105 million) increases respectively. On a yearly basis Other Operating Expenses increased 46% or Ps. 730 million.

OTHER OPERATING EXPENSES	MACRO consolidated					Variation
MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Turnover Tax	815.2	885.1	987.8	1,155.9	1,309.3	13%	61%
Other provision charges	134.8	170.9	343.2	165.8	187.6	13%	39%
Deposit Guarantee Fund Contributions	50.5	54.2	59.4	64.0	68.9	8%	37%
Donations	23.7	24.7	25.2	22.9	24.7	8%	4%
Insurance claims	8.1	12.0	8.1	10.4	11.7	13%	44%
Initial loan recognition	42.0	-49.0	0.0	0.0	0.0	0%	-100%
Late charges and charges payable to the Central Bank	0.1	0.0	0.0	0.0	0.0	0%	-100%
Others	513.4	549.8	640.2	610.2	715.3	17%	39%
Other Operating Expenses	1,587.8	1,647.7	2,063.9	2,029.2	2,317.5	14%	46%

In 2Q18, Banco Macro's effective income tax rate was 28.8%, compared to 27.5% in 1Q18 and 34.7% in 2Q17. The lower effective tax rate is explained by the reduction in statutory tax rates included in the latest tax reform bill approved by Congress (Law 27.430/2017). As of January 2018 statutory tax rate is reduced from 35% to 30% and starting from January 2020 statutory tax rate will be further reduced to 25%.

7

2Q18 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.151.2 billion, increasing 6% or Ps.8.9 billion QoQ and 44% or Ps.45.6 billion YoY.

Within commercial loans, growth was driven by Documents and Others, which grew 7% and 9% QoQ, respectively.

The main growth in consumer lending was driven by mortgage loans, personal loans and credit card loans which grew 16%, 7% and 7% QoQ, respectively.

As of 2Q18, Banco Macro´s market share over private sector loans was 7.4%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Overdrafts	9,638.2	12,170.4	8,829.3	12,015.4	10,636.2	-11%	10%
Discounted documents	12,349.1	14,452.7	17,272.1	18,200.5	19,462.6	7%	58%
Mortgages loans	5,195.5	6,247.0	8,057.5	10,226.5	11,882.6	16%	129%
Pledged loans	3,263.4	3,551.3	4,150.1	4,133.0	4,406.0	7%	35%
Personal loans	37,342.5	42,361.4	47,376.8	51,663.4	55,195.0	7%	48%
Credit Card loans	20,590.9	21,507.2	24,971.9	26,350.0	28,073.9	7%	36%
Others	15,281.5	15,356.1	16,308.1	18,551.6	20,144.5	9%	32%
IFRS adjustment	-310.0	-276.2
Total loan portfolio	103,351.0	115,370.0	126,965.8	141,140.3	149,800.6	6%	45%

Financial trusts	1,121.5	1,281.8	1,011.8	683.4	919.4	35%	-18%
Leasing	479.8	526.3	587.5	550.5	515.8	-6%	8%
Total financing to the private sector	104,952.3	117,178.0	128,565.1	142,374.2	151,235.8	6%	44%

Public Sector Assets

In 2Q18, the Bank’s public sector assets (excluding LEBACs) to total assets ratio was 3%, higher than the 1.6% registered in the previous quarter, and than the 2.5% posted in 2Q17.

In 2Q18, a 21% increase in LEBACs position and a 237% increase in Other government securities stand out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

LEBACs	24,679.7	26,461.8	35,645.3	32,968.6	40,000.8	21%	62%
Other	4,270.5	4,638.5	1,930.0	1,786.1	6,012.2	237%	41%
Government securities	28,950.2	31,100.3	37,575.3	34,754.7	46,013.0	32%	59%
Provincial loans	495.2	1,832.2	1,797.3	1,826.9	1,973.4	8%	299%
Loans	495.2	1,832.2	1,797.3	1,826.9	1,973.4	8%	299%
Purchase of government bonds	36.1	39.5	42.1	44.5	59.7	34%	65%
Other receivables	36.1	39.5	42.1	44.5	59.7	34%	65%

TOTAL PUBLIC SECTOR ASSETS	29,481.5	32,972.0	39,414.7	36,626.1	48,046.1	31%	63%

TOTAL PUBLIC SECTOR LIABILITIES	15.2	10.1	4.5	1.0	0.1	-90%	-99%

Net exposure	29,466.3	32,961.9	39,410.2	36,625.1	48,046.0	31%	63%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	4,801.8	6,510.2	3,769.4	3,657.5	8,045.3	120%	68%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.5%	3.1%	1.7%	1.6%	3.0%

8

2Q18 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.179.5 billion in 2Q18, growing 20% or Ps.30 billion QoQ and 45% or Ps.56 billion YoY and representing 81% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits grew 18% or Ps.24.4 billion, while public sector deposits increased 40% or Ps.5.6 billion.

The increase in private sector deposits was led by time deposits, which grew 20% or Ps.13.4 billion QoQ. In addition, sight deposits increased 17% or Ps.11 billion QoQ.

Within private sector deposits, peso deposits increased 10% or Ps.12.1 billion, while US dollar deposits increased 11% or USD169 million.

As of 2Q18, Banco Macro´s market share over private sector deposits was 6.7%.

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q18	1Q18	2Q18	QoQ	YoY

Public sector	10,804.0	16,461.9	12,890.7	13,846.7	19,404.9	40%	80%

Financial sector	57.4	54.6	81.4	93.2	125.4	35%	119%

Private sector	112,581.5	120,009.6	131,157.1	135,548.2	159,942.9	18%	42%
Checking accounts	19,951.1	20,950.4	20,778.6	20,381.7	21,225.6	4%	6%
Savings accounts	34,079.8	35,039.4	44,531.9	43,307.7	53,507.2	24%	57%
Time deposits	53,328.9	59,147.1	61,602.4	66,881.0	80,250.3	20%	50%
Other	5,221.7	4,872.7	4,244.2	4,977.8	4,959.8	0%	-5%
Total	123,442.8	136,526.1	144,129.2	149,488.1	179,473.2	20%	45%

Pesos	100,094.2	106,659.7	112,978.6	119,483.6	131,597.9	10%	31%
Foreign Currency	23,348.6	29,866.4	31,150.6	30,004.5	47,875.3	60%	105%

Other sources of funds

In 2Q18, the total amount of other sources of funds increased 13% or Ps.8 billion compared to 1Q18. In 2Q18 Subordinated corporate bonds stands out with a 41% or Ps.3.4 billion increase as a consequence of the argentine peso depreciation registered during the quarter. Issued Corporate bonds also increased in 2Q18 due to the Ps.3.2 billion issuance of Series “C” peso notes.

Shareholders’ Equity was unchanged during the quarter, given that net income for the period was Ps.3.1 billion was offset by Ps.3.3 billion cash dividend paid in may.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Central Bank of Argentina	10.4	9.8	11.5	13.3	16.1	21%	55%
Banks and international institutions	345.3	423.7	167.4	3.3	1,180.1	35661%	242%
Financing received from Argentine financial institutions	448.1	1,204.4	995.2	470.4	632.8	35%	41%
Subordinated corporate bonds	6,676.3	7,088.6	7,565.8	8,257.8	11,646.2	41%	74%
Corporate bonds	4,710.5	4,913.2	4,712.2	4,913.0	8,125.3	65%	72%
Shareholders´ equity	38,930.2	43,316.8	46,535.0	50,085.7	50,145.9	0%	29%
Total other source of funds	51,120.8	56,956.5	59,987.1	63,743.5	71,746.4	13%	40%

9

2Q18 Earnings Release

Banco Macro’s transactional deposits represent approximately 48% of its total deposit base as of 2Q18. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 2Q18, the Bank’s liquid assets amounted to Ps.93.8 billion, showing a 39% or Ps.26.1 billion increase QoQ, and a 48% or Ps.30.4 billion increase on a yearly basis.

In 2Q18, Cash increased 71% or Ps.21 billion. Also in the quarter LEBAC/NOBAC own portfolio increased 15% or Ps.5.1 billion.

In 2Q18 Banco Macro’s liquid assets to total deposits ratio reached 52.3%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Cash	36,414.8	37,693.3	35,561.6	29,440.8	50,309.6	71%	38%
Guarantees for compensating chambers	2,174.3	3,739.7	4,005.7	4,141.5	4,821.5	16%	122%
Call	235.0	410.0	146.0	1,138.4	620.0	-46%	164%
LEBAC / NOBAC own portfolio	24,555.2	26,688.1	32,655.9	32,968.6	38,038.9	15%	55%
Total	63,379.3	68,531.1	72,369.2	67,689.3	93,790.0	39%	48%

Liquid assets to total deposits	51.3%	50.2%	50.2%	45.3%	52.3%	15%	2%

Solvency

Banco Macro continued showing high solvency levels in 2Q18 with an integrated capital (RPC) of Ps.59 billion over a total capital requirement of Ps.17.5 billion. Banco Macro´s excess capital in 2Q18 was 237% or Ps.41.5 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 27.6% in 2Q18, TIER1 Ratio stands at 21.5%

The Bank’s aim is to make the best use of this excess capital.

10

2Q18 Earnings Release

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Credit risk requirement	9,410.4	10,942.8	11,023.2	12,371.2	13,184.6	7%	40%
Market risk requirement	863.4	711.8	184.4	188.4	450.5	139%	-48%
Operational risk requirement	2,715.0	2,959.5	3,219.3	3,530.4	3,843.2	9%	42%
Total capital requirements	12,988.8	14,614.0	14,426.9	16,090.1	17,478.3	9%	35%

Ordinary Capital Level 1 (COn1)	34,887.9	38,899.1	41,709.1	46,564.4	48,526.5	4%	39%
Deductible concepts Level 1 (COn1)	-819.5	-928.5	-1,022.0	-2,476.2	-2,646.1	7%	223%
Aditional Capital Level 1 (CAn1)	14.6	16.9	18.1	20.9	21.2	2%	46%
Capital Level 2 (COn2)	7,715.5	8,139.3	8,836.5	9,530.0	13,087.2	37%	70%
Integrated capital - RPC (i)	41,798.4	46,126.8	49,541.6	53,639.1	58,988.8	10%	41%

Excess capital	28,809.6	31,512.7	35,114.7	37,549.0	41,510.5	11%	44%

Risk-weighted assets - RWA (ii)	158,934.5	178,691.4	176,323.3	196,622.3	213,678.7	9%	34%

Regulatory Capital ratio [(i)/(ii)]	26.3%	25.8%	28.1%	27.3%	27.6%

Ratio TIER 1 [Capital Level 1/RWA]	21.4%	21.3%	23.1%	22.4%	21.5%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

Asset Quality

In 2Q18, Banco Macro’s non-performing to total financing ratio reached a level of 1.38%, up form 1.11% in 1Q18, and 1.27% posted in 2Q17.

Commercial portfolio non-performing loans increased 23bp in 2Q18 meanwhile consumer portfolio showed a slightly worse performance with non-performing loans increasing 28bp, from 1.54% in 1Q18 to 1.82%.

The coverage ratio reached 149.3% in 2Q18. Write-offs over total loans totaled 0.24%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards. Banco Macro’s low non-performing to total financing ratio and high coverage ratio are among the best in the industry.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Commercial portfolio	41,052.2	48,541.0	48,851.6	56,697.6	59,005.7	4%	44%
Non-performing	265.4	127.7	187.6	222.1	367.6	66%	39%
Consumer portfolio	68,524.1	75,910.0	87,734.1	95,573.9	102,220.6	7%	49%
Non-performing	1,130.4	1,121.5	1,275.9	1,468.7	1,857.4	26%	64%
Total portfolio	109,576.3	124,451.0	136,585.7	152,271.5	161,226.3	6%	47%
Non-performing	1,395.8	1,249.2	1,463.5	1,690.8	2,225.0	32%	59%
Total non-performing/ Total portfolio	1.27%	1.00%	1.07%	1.11%	1.38%

Total allowances	2,346.1	2,489.0	2,666.7	3,015.5	3,321.9	10%	42%
Coverage ratio w/allowances	168.08%	199.25%	182.21%	178.35%	149.30%
Write Offs	223.4	225.0	285.1	239.7	385.9	61%	73%
Write Offs/ Total portfolio	0.18%	0.16%	0.19%	0.16%	0.24%

11

2Q18 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	1,467.3	3,442.7	3,582.2	5,416.5	6,521.0	20%	344%
Other loans	0.4	0.3	10.5	0.4	0.5	25%	25%
Total CER adjustable assets	1,467.7	3,443.0	3,592.7	5,416.9	6,521.5	20%	344%

CER adjustable LIABILITIES
Deposits (*)	77.3	98.1	86.7	536.0	737.3	38%	854%
Other liabilities from financial intermediation	13.1	8.7	3.9	0.0	0.0	0%	0%
Total CER adjustable liabilities	90.4	106.8	90.6	536.0	737.3	38%	716%

NET CER EXPOSURE	1,377.3	3,336.2	3,502.1	4,880.9	5,784.2	19%	320%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	Macro Consolidated					Variation
In MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Cash and deposits in Banks	21,651.1	25,191.5	21,049.4	13,224.8	27,819.2	110%	28%
Cash	1,091.2	1,099.8	1,602.8	1,409.7	1,802.9	28%	65%
Central Bank of Argentina	10,683.5	13,071.0	14,366.4	9,670.9	20,866.1	116%	95%
Other financial institutions local and abroad	9,799.4	11,019.6	3,765.0	1,929.3	5,109.9	165%	-48%
Others	77.0	1.1	1,315.2	214.9	40.3	-81%	-48%
Net Income from financial instruments at fair value through P&L	80.3	45.8	50.9	112.1	230.8	106%	187%
Derivatives	0.0	0.0	0.6	0.0	0.7	100%	0%
Other financial assets	675.8	677.7	875.4	1,220.3	1,233.8	1%	83%
Loans and other financing	16,612.5	18,928.8	18,771.0	22,541.5	27,830.1	23%	68%
Other financial institutions	149.2	178.9	175.1	500.4	254.7	-49%	71%
Non financial private sector & foreign residents	16,463.3	18,749.9	18,595.9	22,041.1	27,575.4	25%	67%
Other debt securities	2,020.2	2,014.0	1,092.9	1,095.1	1,306.6	19%	-35%
Guarantess received	165.4	216.6	247.0	263.8	581.9	121%	252%
Investment in equity instruments	3.5	4.2	4.0	4.5	5.9	31%	69%
Investment in associates and joint ventures	0.1	0.1	0.0	0.0	0.0	0%	0%
Total Assets	41,208.9	47,078.7	42,091.2	38,462.1	59,009.0	53%	43%
Deposits	23,348.6	29,868.4	31,150.6	30,004.5	47,875.3	60%	105%
Non financial public sector	552.1	3,817.1	3,927.0	1,409.9	2,676.0	90%	385%
Financial sector	32.8	34.4	45.9	54.0	77.4	43%	136%
Non financial private sector & foreign residents	22,763.7	26,016.9	27,177.7	28,540.6	45,121.9	58%	98%
Other liabilities from financial intermediation	1,158.5	1,503.9	1,382.7	1,475.7	2,406.0	63%	108%
Non-subordinated corporate bonds	732.1	1,551.9	887.3	265.2	1,180.1	345%	61%
Subordinated corporate bonds	6,682.3	7,090.7	7,589.9	8,279.4	11,665.9	41%	75%
Other liabilities	6.2	5.3	49.1	16.3	24.9	53%	302%
Total Liabilities	31,921.7	39,991.8	41,035.5	40,019.5	63,132.5	58%	98%

NET FX POSITION	9,287.2	7,086.9	1,055.7	-1,557.4	-4,123.5	165%	-144%

12

2Q18 Earnings Release

Key concepts under I.F.R.S.

The Bank established three categories for the classification and measurement of its financial instruments, in accordance with the Bank’s business model to manage its financial assets and the contractual cash flow characteristics thereof:

•	at amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

•	at fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

•	at fair value through profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

Therefore, the bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

•	the financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows,

•	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Relevant and Recent Events

•	Interest Payment Class C Peso denominated Notes. In July 2018, the Bank paid quarterly interest on Class C peso denominated notes in the amount of Ps.242,603,950.44

•	Banco del Tucumán. In July 2018 the Legislature of the Province of Tucumán approved and passed a law authorizing the Government of the Province of Tucumán to sell to Banco Macro S.A. the shares held by the Province in Banco del Tucumán S.A.; as well as its continuity as financial agent of such Province for an additional term of 10 years from the maturity contract date and, if applicable, the possibility to merge both entities. On August 10, 2018 the Province of Tucumán transferred to Banco Macro S.A. 43,960 Class B common registered and non-endorsable shares of par value $100 each and entitled to one vote per share of Banco del Tucumán S.A., representing 10% of the capital stock and votes

•	Repurchase of Class B Peso linked Notes. During August 2018, the Bank repurchased face value Ps.632,871,000 of Class B peso linked notes (Ps.4,620,570,000 issuance, 17.5% fixed rate, with final maturity May 2022) issued under the Bank’s Global Notes Program of USD 1,500,000,000.

•	Repurchase of Class C Peso denominated Notes. During July and August 2018, the Bank repurchased face value Ps.215,000,000 of Class C Peso denominated notes (Ps.3,207,500,000 issuance, variable rate Badlar + 3.5%, final maturity April 2021) issued under the Bank’s Global Notes Program of USD 1,500,000,000.

•	Share Repurchase Program: On August 8th, 2018 the Board of Directors decided to establish the terms and conditions for the repurchase of shares issued by the Bank:

o	Maximum amount of the investment: Up to Ps. 5,000,000,000.
o	Maximum number of shares to be acquired: Up to 5.0% of the Bank’s total capital stock, in compliance with applicable Argentine laws and regulations.
o	Maximum payable price: Up to Ps$. 158.00 per share.
o	Term for the acquisition: 30 calendar days, from the date following the publication date of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any further renewal or extension, which shall be duly informed to the public in such Bulletin.
o	As of August 21st, 2018 7,149,135 shares have been repurchased, totalizing Ps. 1,030,754,238.60 and representing 20.6% of the buyback program.

13

2Q18 Earnings Release

Regulatory Changes

•	Reserve Requirements & Net Global FX Position. On June 18th, 2018, through Communication “A” 6526 the Central Bank of Argentina (BCRA) established that

o	Net Global FX Position: As of June 18th, 2018 “Net Global long FX position” when converted to Ps. At the applicable exchange rate on a daily basis cannot be greater than 5% (down from 10%) of the previous month integrated capital (RPC) or the Bank’s own liquid assets whichever is less.
o	Reserve Requirements: Increase Reserve requirements as of June 21st, 2018 by 300bp. and an additional 200bp as of July 18th, 2018. These increases in reserve requirements could be met by buying Treasury Bonds with final maturity 2020.

•	Reserve Requirements. On July 2nd, 2018, through Communication “A” 6532 the Central Bank of Argentina (BCRA) increased reserve requirements by 300bp. for sight and time deposits. This increase in reserve requirements should be met in Ps. (and not by buying Treasury Bonds)

•	Reserve Requirements. On August 16th, 2018, through Communication “A” 6550 the Central Bank of Argentina (BCRA) increased reserve requirements by 300bp for sight and time deposits. This increase in reserve requirements should be met in Ps. (and not by buying Treasury Bonds)

14

2Q18 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
IN MILLIONS $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

ASSETS
Cash and deposits in Banks	36,414.8	37,693.3	35,561.6	29,440.8	50,309.6	71%	38%
Cash	5,243.5	5,735.3	6,761.4	7,386.0	6,588.0	-11%	26%
Central Bank of Argentina	21,262.8	20,909.2	23,703.5	19,891.7	38,529.5	94%	81%
Other locan & foreign entities	9,831.6	11,047.7	3,781.5	1,948.2	5,151.8	164%	-48%
Other	77.0	1.1	1,315.2	214.9	40.3	-81%	-48%
Debt securities at fair value through profit & loss	816.0	805.0	1,086.0	605.2	1,339.7	121%	64%
Derivatives	1.8	4.9	8.2	4.6	43.0	835%	2242%
Repo Transactions	2,052.8	956.8	1,419.8	587.3	156.2	-73%	-92%
Other financial assets	1,934.5	2,740.0	2,272.7	3,055.0	2,515.4	-18%	30%
Loans & other recievables	105,923.5	120,336.3	132,658.7	147,618.8	155,620.5	5%	47%
Non Financial Public Sector	545.2	1,890.3	1,865.9	1,886.0	2,040.8	8%	274%
Financial Sector	2,231.1	2,999.9	3,239.5	4,042.0	3,263.3	-19%	46%
Non Financial private sector and foreign	103,147.2	115,446.0	127,553.3	141,690.8	150,316.4	6%	46%
Other debt securities	29,465.3	31,889.0	34,703.8	34,745.7	43,162.6	24%	46%
Financial assets in guarantee	2,647.2	4,347.2	7,638.4	4,729.2	7,477.1	58%	182%
Investments in equity instruments	148.3	177.3	282.7	110.2	50.0	-55%	-66%
Investments in other companies (subsidiaries and joint ventures)	102.0	106.2	218.9	288.0	97.8	-66%	-4%
Property, plant and equipment	6,630.5	6,810.6	7,040.2	7,233.7	7,591.2	5%	14%
Intangible assets	578.7	779.0	880.7	947.3	993.8	5%	72%
Deferred income tax assets	17.5	31.3	27.8	33.4	46.8	40%	168%
Other non financial assets	2,076.1	2,261.4	2,339.9	2,157.6	2,204.8	2%	6%
Non-current assets held for sale	204.7	204.7	199.9	109.4	126.6	16%	-38%
TOTAL ASSETS	189,013.7	209,143.1	226,339.1	231,666.2	271,735.1	17%	44%

LIABILITIES
Deposits	123,442.8	136,526.1	144,129.2	149,488.1	179,473.2	20%	45%
Non Financial Public Sector	10,804.0	16,461.9	12,890.7	13,846.7	19,404.9	40%	80%
Financial Sector	57.4	54.6	81.4	93.2	125.4	35%	119%
Non Financial private sector and foreign	112,581.5	120,009.6	131,157.1	135,548.2	159,942.9	18%	42%
Liabilities at fair value through profit & loss	-	-	6.5	12.8	-	-100%	0%
Derivatives	0.2	1.0	23.1	13.7	34.2	150%	15660%
Repo Transactions	-	295.2	2,688.1	9.2	1,829.2	19783%	0%
Other financial liabilities	7,796.3	7,668.4	10,561.2	9,093.9	11,195.1	23%	44%
Financig received from Central Bank and Other Financial Institutions	803.8	1,637.9	1,174.1	487.0	1,829.0	276%	128%
Issued Corporate Bonds	4,737.4	4,939.5	4,712.2	4,913.0	8,125.3	65%	72%
Current income tax liabilities	1,653.7	2,433.5	3,975.3	4,072.1	1,781.1	-56%	8%
Subordinated corporate bonds	6,649.4	7,062.3	7,565.8	8,257.8	11,646.2	41%	75%
Provisions	376.9	477.5	694.9	734.6	784.6	7%	108%
Deferred income tax liabilities	1,116.4	974.6	496.8	357.9	211.1	-41%	-81%
Other non financial liabilities	3,355.1	3,638.3	3,576.0	3,917.2	4,436.0	13%	32%
TOTAL LIABILITIES	149,932.1	165,654.4	179,603.2	181,357.3	221,345.0	22%	48%

SHAREHOLDERS' EQUITY
Capital Stock	658.6	669.7	669.7	669.7	669.7	0%	2%
Issued Shares premium	10,787.2	12,426.8	12,428.5	12,428.5	12,428.5	0%	15%
Adjustment to Shareholders' Equity	4.5	4.5	4.5	4.5	4.5	0%	0%
Reserves	20,363.4	20,363.4	20,363.4	20,363.4	26,403.8	30%	30%
Retained earnings	2,799.1	2,799.1	2,799.1	12,864.4	3,475.7	-73%	24%
Other accumulated comprehensive income	88.6	89.3	204.6	213.0	505.9	138%	471%
Net income for the period / fiscal year	4,228.8	6,964.0	10,065.4	3,542.2	6,657.8	88%	57%
Shareholders' Equity attributable to parent company	38,930.2	43,316.8	46,535.0	50,085.7	50,145.9	0%	29%

Shareholders' Equity attributable to non controlling interest	151.4	171.9	200.9	223.2	244.2	9%	61%
TOTAL SHAREHOLDERS' EQUITY	39,081.6	43,488.7	46,735.9	50,308.9	50,390.1	0%	29%

15

2Q18 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
IN MILLION $	2Q17	3Q17	4Q17	1Q18	2Q18	QoQ	YoY

Interest Income	7,820.3	8,869.5	10,441.2	11,336.8	13,616.8	20%	74%
Interest Expense	2,350.4	2,783.6	3,035.9	3,395.7	4,524.0	33%	92%
Net Interest Income	5,469.9	6,085.9	7,405.3	7,941.1	9,092.8	15%	66%
Fee income	1,659.7	1,755.4	1,598.9	1,835.5	2,116.2	15%	28%
Fee expense	165.4	178.7	184.2	184.9	209.6	13%	27%
Net Fee Income	1,494.3	1,576.7	1,414.7	1,650.6	1,906.6	16%	28%
Subtotal (Net Interest Income + Net Fee Income)	6,964.2	7,662.6	8,820.0	9,591.7	10,999.4	15%	58%
Net Income from financial instruments at Fair Value Through Profit & Loss	124.6	211.1	199.1	249.2	-46.3	-119%	-137%
Result from assets at amortised cost	32.0	18.4	-26.1	-2.9	-	-100%	-100%
Difference in quoted prices of gold and foreign currency	365.2	578.0	255.0	150.6	-1,012.3	-772%	-377%
Other operating income	1,068.2	1,009.8	1,142.1	1,304.0	1,375.7	5%	29%
Provision for loan losses	466.6	343.1	421.8	566.8	571.3	1%	22%
Net Operating Income	8,087.6	9,136.8	9,968.3	10,725.8	10,745.2	0%	33%
Personnel expenses	1,861.1	1,928.3	2,185.4	2,017.7	2,443.1	21%	31%
Administrative expenses	1,100.5	1,186.6	1,394.2	1,402.0	1,549.5	11%	41%
Depreciation and impairment of assets	131.7	145.0	179.5	162.9	172.6	6%	31%
Other operating expense	1,587.8	1,647.6	2,064.0	2,029.2	2,317.6	14%	46%
Operating Income	3,406.5	4,229.3	4,145.2	5,114.0	4,262.4	-17%	25%
Income from associates and joint ventures	29.7	45.9	108.3	75.4	145.1	92%	389%
Net Income before income tax on continuing operations	3,436.2	4,275.2	4,253.5	5,189.4	4,407.5	-15%	28%
Income tax on continuing operations	1,192.9	1,519.7	1,123.2	1,624.9	1,270.7	-22%	7%
Net Income from continuing operations	2,243.3	2,755.5	3,130.3	3,564.5	3,136.8	-12%	40%
Net Income for the period	2,243.3	2,755.5	3,130.3	3,564.5	3,136.8	-12%	40%
Net Income of the period attributable to parent company	2,223.6	2,735.1	3,101.3	3,542.1	3,115.7	-12%	40%
Net income of the period attributable to non-controlling interests	19.7	20.4	29.0	22.4	21.1	-6%	7%
Other Comprehensive Income	47.9	0.7	115.2	8.5	292.8	3345%	511%
Foreign currency translation differences in financial statements conversion	58.8	36.7	64.1	53.7	344.4	541%	486%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-10.9	-36.0	51.1	-45.2	-51.6	14%	373%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,291.2	2,756.2	3,245.5	3,573.0	3,429.6	-4%	50%
Total Comprehensive Income attributable to parent Company	2,271.6	2,735.9	3,216.6	3,550.7	3,408.4	-4%	50%
Total Comprehensive Income attributable to non-controlling interests	19.6	20.3	28.9	22.3	21.2	-5%	9%

16

2Q18 Earnings Release

ANNUALIZED RATIOS	MACRO Consolidated
	2Q17	3Q17	4Q17	1Q18	2Q18
Profitability & performance
Net interest margin	14.4%	12.7%	11.9%	15.1%	15.2%
Efficiency ratio	45.0%	42.1%	46.2%	39.8%	44.9%
Efficiency ratio (accumulated)	44.9%	43.9%	44.6%	39.8%	42.4%
Return on average assets	5.4%	5.6%	5.9%	6.4%	5.1%
Return on average assets (accumulated)	5.3%	5.4%	5.6%	6.4%	5.7%
Return on average equity	34.2%	27.9%	29.5%	29.4%	25.1%
Return on average equity (accumulated)	34.6%	31.6%	31.0%	29.4%	27.2%
Liquidity
Loans as a percentage of total deposits	87.0%	89.3%	93.2%	99.9%	87.8%
Liquid assets as a percentage of total deposits	51.3%	50.2%	50.2%	45.3%	52.3%
Capital
Total equity as a percentage of total assets	20.7%	20.8%	20.6%	21.7%	18.5%
Regulatory capital as % of APR	26.3%	25.8%	28.1%	27.3%	27.6%
Asset Quality
Allowances over total loans	2.2%	2.0%	2.0%	2.0%	2.1%
Non-performing financing as a percentage of total financing	1.3%	1.0%	1.1%	1.1%	1.4%
Coverage ratio w/allowances	168.1%	199.2%	182.2%	178.4%	149.3%
Cost of Risk	1.6%	1.5%	1.4%	1.4%	1.4%

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 22, 2018

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer